SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2018
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The airline had 12 cancelled flights due to the strike, around 0.2% of take-offs

São Paulo, June 4, 2018 - GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”), (NYSE: GOL and B3: GOLL4).  Between May 21 and May 31, Brazil suffered an extensive nationwide trucking strike.  With trucks stopped and blocking highways, supplies of fuel, food and medical supplies ceased being delivered to distribution points.  The stoppage began alleviating on May 27, after representatives of the trucking industry and the Government reached agreement.

In response to investor questions regarding the operational and financial impact of the strike on GOL, the Company reports the following preliminary information:

•         As a result of the efforts of GOL’s team and its network strategy, the Company operated 99.4% of its regularly-scheduled flights from May 21 to May 31, cancelling only 12 of 7,275 flights scheduled during the period due to the strike.  These flights were:

o    May 25:   G3 1718 (Brasília - Teresina)

     G3 1723 (Teresina - Brasília)

o    May 26:   G3 1810 (Recife – Fortaleza)

G3 1823 (Fortaleza – Natal)

G3 1844 (Recife – Fernando de Noronha)

G3 1845 (Fernando de Noronha – Recife)

G3 1838 (Natal – Fortaleza)

G3 1809 (Fortaleza – Natal)

G3 1549 (Maceió – Guarulhos)

o    May 28:   G3 1798 (Rio Branco – Cruzeiro do Sul)

G3 1799 (Cruzeiro do Sul – Rio Branco)

o    May 29:   G3 1713 (Cuiabá – Brasília)

•         Upon announcement of the strike, GOL activated its operational contingency planning, managing fuel and routes, repositioning replacement crews, tankering fuel and carrying out 69 technical refueling stops between May 23 and May 31 to avoid having to cancel flights.  “Our priority was to guarantee that clients with issued tickets arrived at their destinations safely and with as little disruption as possible”, said GOL’s VP of Operations, Sergio Quito. “The GOL network and standardized fleet are key differentiators that proved essential to achieving a low number of cancelled take-offs.”

•         Affected passengers were contacted by the Company and were re-scheduled without charging change fees.

•         To serve needs for air cargo transportation, on May 30 GOL reinitiated the transportation of cargo, and from May 30 to June 1 shipped approximately 700,000 kilos, including approximately 50,000 kilos of pharmaceuticals.

•         GOL’s commitment to maintaining its service schedule and ensuring that its passengers arrive at their destinations, with minimum possible disruption, resulted in an estimated direct impact from the strike of approximately R$8 million of incremental operating expenses and an R$29 million impact on operating revenues.

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Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

Corporate Communications

gol@loures.com.br

www.voegol.com.br/en/gol/press

+55 (11) 2128-4795

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 30 million passengers annually. With Brazil’s largest network, GOL offers customers more than 700 daily flights to 66 destinations in 10 countries in South America and the Caribbean. GOLLOG is a leading cargo transportation and logistics business serving more than 3,400 Brazilian municipalities and, through partners, more than 200 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 13 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. Headquartered in São Paulo, GOL has a team of more than 15,000 highly skilled aviation professionals and operates a fleet of 120 Boeing 737 aircraft, with a further 120 Boeing 737 MAX on order, delivering Brazil's top on-time performance and an industry leading 17 year safety record. GOL has invested billions of reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information visit www.voegol.com.br/ir.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of the Company’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice. The Company's non-financial information was not reviewed by the independent auditors.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2018

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.